SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ______________________

                                    FORM 6-K

                           REPORT OF A FOREIGN ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                         FOR THE MONTH OF DECEMBER 2003

                             ______________________

                               ASML HOLDING N.V.

                                  De Run 6501
                               5504 DR Veldhoven
                                The Netherlands
                    (Address of principal executive offices)
                             ______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F [x] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


EXHIBITS

99.1 "ASML Announces Update of Backlog for Customer Orders," dated December 2, 2003.

99.2 "ASML Introduces Industry's First Immersion Lithography Tool," dated December 3, 2003.

99.3 "TSMC Selects ASML for Industry's First Immersion Tool Order," dated December 3, 2003.

99.4 "Media Advisory: ASML MaskTools and Photronics Form Strategic Alliance for CPL(TM)Mask Making Infrastructure," dated December 17, 2003.

99.5 "ASML Introduces TWINSCAN XT: 1250i for Immersion Lithography," presentation dated December 3, 2003.

         "Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in filings with the U.S. Securities and Exchange Commission.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ASML HOLDING N.V. (Registrant)

Date: January 8, 2003                       By:    /s/ Peter T.F.M. Wennink
                                               -------------------------------
                                                   Peter T.F.M. Wennink
                                                   Executive Vice President
                                                   and Chief Financial Officer